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Z. JULIE GAO
Direct Dial: (852) 2912-2535
julie.gao@lw.com

(LATHAM & WATKINS LLP LOGO)            41st Floor, One Exchange Square
(CHINESE CHARACTER)                    8 Connaught Place, Central
                                       Hong Kong
                                       Tel: +852.2522.7886  Fax: +852.2522.7006
                                       www.lw.com

                                       (CHINESE CHARACTER)
                                       FIRM / AFFILIATE OFFICES
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July 23, 2007                          Hong Kong     San Diego
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                                       Los Angeles   Shanghai
                                       Madrid        Silicon Valley
                                       Milan         Singapore
                                       Moscow        Tokyo
                                       Munich        Washington, D.C.

                                       File No. 041771-0001

VIA EDGAR

Karen J. Garnett, Esq., Assistant Director
Duc Dang, Esq., Attorney Advisor
Office of Real Estate and Business Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

               Re:  E-House (China) Holdings Limited
                    Amendment No. 1 to Registration Statement on Form F-1 Filed on July 23, 2007 (File No. 333-144451)
                    -----------------------------------------------------

Dear Ms. Garnett and Mr. Dang:

     On behalf of our client, E-House (China) Holdings Limited, a company incorporated under the laws of the Cayman Islands (the "Company"), we enclose five courtesy copies of the Company's Registration Statement on Form F-1 (the "Registration Statement"), which has been filed today on EDGAR with the Securities and Exchange Commission (the "Commission"). The Registration Statement has been marked to show changes to the Registration Statement filed on July 10, 2007.

     Set forth below are the Company's responses to the comments contained in the letter dated July 20, 2007 from the staff of the Commission (the "Staff"). The comments are repeated below and followed by the responses prepared by the Company in response to these comments. The Company has included page numbers to refer to the location within the Registration Statement where the language addressing a particular comment appears.

     The Company will begin the roadshow on July 24, 2007 with a goal to complete the offering in early August, subject to resolving any additional comments of the Staff, the Commission's declaration of the effectiveness of the Registration Statement and market conditions.

     Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.



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ARTWORK

1. WE NOTE THAT YOU HAVE INCLUDED ARTWORK ON THE INSIDE FRONT AND BACK COVER PAGES OF THE PROSPECTUS. PLEASE TELL US WHY YOU HAVE INCLUDED PICTURES OF BUILDINGS IN THE ARTWORK AND REVISE TO CLARIFY THE RELEVANCE OF THESE PICTURES.

     In response to the Staff's comment, the Company has revised the prospectus artwork to delete all pictures of buildings.

THREE MONTHS ENDED MARCH 31, 2007 COMPARED TO THREE MONTHS ENDED MARCH 31, 2006, PAGE 42

2. WE NOTE THE ADDITIONAL DISCLOSURE THAT THE PRIMARY REAL ESTATE AGENCY SERVICES' REVENUES "MORE THAN QUADRUPLED" BECAUSE OF AN INCREASE IN THE GFA OF PROPERTIES SOLD. TO THE EXTENT THAT YOU ARE AWARE OF THE UNDERLYING REASONS FOR THE INCREASE IN SALES, PLEASE REVISE TO DISCLOSE THOSE REASONS.

     In response to the Staff's comment, the Company has revised the referenced disclosure on page 45.

3. IT APPEARS FROM THE REVISED DISCLOSURE ABOUT YOUR PRIMARY REAL ESTATE AGENCY SERVICES THAT WHILE YOU EXPERIENCED AN INCREASE IN TOTAL GFA OF PROPERTIES SOLD, YOUR PRICE PER SQUARE METER CHANGED. PLEASE REVISE TO DISCUSS THAT CHANGE AND EXPLAIN THE REASONS BEHIND THE CHANGE.

     In response to the Staff's comment, the Company has revised the referenced disclosure on page 45.

4. WE NOTE THE ADDITIONAL DISCLOSURE THAT YOUR REAL ESTATE CONSULTING AND INFORMATION SERVICES' REVENUE INCREASE IS PARTIALLY ATTRIBUTABLE TO SALES OF SUBSCRIPTIONS OF THE CRIC SYSTEMS DURING THE FIRST QUARTER OF 2007. PLEASE REVISE TO CLARIFY IF THE ADDITIONAL SUBSCRIPTIONS WERE A RESULT OF ANY ADDITIONAL SALES EFFORTS BY YOU. ALSO, PLEASE REVISE TO CLARIFY HOW THE COMPLETION OF PROJECTS THAT CAUSED THE INCREASE IN REVENUES WILL AFFECT THIS SEGMENT OF YOUR BUSINESS GOING FORWARD.

     In response to the Staff's comment, the Company has revised the referenced disclosure on page 46.

5. WE NOTE SEVERAL REFERENCES TO INCREASES IN STAFF COSTS. PLEASE REVISE TO CLARIFY THE EXTENT TO WHICH THESE COST INCREASES RESULTED FROM HIRING ADDITIONAL STAFF OR INCREASES IN COMPENSATION FOR EXISTING STAFF.

     In response to the Staff's comment, the Company has revised the referenced disclosure on page 46.

REGULATIONS ON LOANS TO AND DIRECT INVESTMENT IN PRC ENTITIES BY OFFSHORE HOLDING COMPANIES, PAGE 70

6. WE NOTE YOUR RESPONSE TO COMMENT 5 OF OUR LETTER DATED JULY 3, 2007 THAT "TOTAL INVESTMENT" IS THE TOTAL AMOUNT OF CAPITAL THAT "CAN BE USED FOR THE
     OPERATION OF THE FIE, AS APPROVED . . . ." PLEASE REVISE TO CLARIFY IF THAT
     MEANS TOTAL INVESTMENT IS SIMILAR TO CASH ON HAND AND CAN BE INCREASED OR DECREASED BASED ON YOUR USE OF CAPITAL.


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     In response to the Staff's comment, the Company has revised the referenced disclosure on page 74 to clarify that "total investment" may be increased or decreased upon approval by the relevant government authority. However, the Company respectfully advises the Staff that "total investment" is a PRC legal concept that is relevant in the context of a foreign-invested enterprise's ("FIE") borrowing of foreign debt. As disclosed on page [ ], the total amount of accumulated foreign debt borrowed by an FIE is limited to the difference between the total investment and the registered capital of the FIE. "Total investment" is not cash on hand and the Company is free to use cash on hand for its business operations like domestic issuers in the U.S.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -- SHARE-BASED COMPENSATION, PAGE F-23

7. WE HAVE READ YOUR RESPONSE TO OUR PRIOR COMMENT 9 AND REVIEWED THE REFERENCED PARAGRAPHS IN THE AICPA PRACTICE AID. PARAGRAPH 11 ADDRESSES TRANSACTIONS IN WHICH PRIVATELY-HELD ENTERPRISES HAVE ISSUED SECURITIES TO UNRELATED THIRD PARTIES; AS SUCH IT IS NOT CLEAR WHY A NEGOTIATED TRANSACTION BETWEEN A SHAREHOLDER AND THIRD PARTY WOULD BE COMPARABLE TO THE SCENARIO CONTEMPLATED IN PARAGRAPH 11 OF THE PRACTICE AID. IN THIS REGARD, WE NOTE THAT YOU ALSO RECEIVED A CONTEMPORANEOUS APPRAISAL BY AN INDEPENDENT THIRD-PARTY IN MARCH 2007. ADVISE US WHY THIS WAS NOT GIVEN GREATER RELIANCE AND PLEASE CLARIFY THE ASSUMPTIONS USED BY THE APPRAISER TO DERIVE THE FAIR VALUE AT MARCH 2007.

     The Company respectfully advises the Staff that the fair value of its ordinary shares assessed by the independent appraiser engaged by the Company as of the relevant option grant date was the same as the price in the contemporaneous share sale transaction.

     In response to the Staff's comment, the Company has included the disclosure of the valuation methodologies and assumptions used by the independent appraiser on pages 39 and 40, and has filed the consent of the independent appraiser and has named the independent appraiser as an expert in the Registration Statement.

8. PLEASE REVISE YOUR MD&A TO DISCLOSE THE FAIR VALUE OF VESTED AND UNVESTED OPTIONS OUTSTANDING AS OF THE MOST RECENT BALANCE SHEET DATE PRESENTED. IN ADDITION, PROVIDE A DISCUSSION OF THE METHODOLOGY USED TO DETERMINE GRANT DATE FAIR VALUE OF THE UNDERLYING COMMON STOCK AS WELL AS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE BETWEEN THE FAIR VALUE AS OF THE DATE OF EACH GRANT AND THE ESTIMATED IPO PRICE. IN ADDITION, PLEASE DISCLOSE THE REASONS WHY MANAGEMENT CHOSE NOT TO USE A CONTEMPORANEOUS VALUATION BY AN UNRELATED VALUATION SPECIALIST.

     In response to the Staff's comment, the Company has revised the referenced disclosure on pages 39 and 40 to disclose the valuation methodologies and the significant factors contributing to the changes in fair value leading up to the estimated IPO price, as well as the grant date fair value of outstanding options, all of which were unvested as of March 31, 2007. See the Company's response to comment #7 above.

9. WHEN REVISING YOUR MD&A IN RESPONSE TO THE PREVIOUS COMMENT, PLEASE EXPAND YOUR DISCUSSION FROM WHAT WAS PREVIOUSLY PROVIDED TO US SUPPLEMENTALLY TO FURTHER ADDRESS THE SIGNIFICANT INCREASE IN FAIR VALUE FROM THE MARCH 2007 GRANT TO THE INITIAL PUBLIC OFFERING PRICE. IN ADDITION, EXPOUND ON THE RECENT GROWTH IN YOUR BUSINESS, THE IMPACT OF SEASONAL FLUCTUATIONS AND ADDRESS HOW QUARTERLY TRENDS SHOULD BE CONSIDERED GIVEN THE DECLINE IN REVENUES AND NET INCOME FROM THE FOURTH QUARTER 2006 TO THE FIRST QUARTER OF 2007.



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     In response to the Staff's comment, the Company has revised the referenced disclosure on pages 39, 40 and 41.



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     If you have any questions regarding the Registration Statement, please do not hesitate to contact John Huber at (202) 637-2242 or the undersigned at (852) 2912-2535 or julie.gao@lw.com.

                                            Very truly yours,

                                            /s/ Z. Julie Gao
                                            of LATHAM & WATKINS LLP


Enclosures

cc:  Xin Zhou, Chairman and Chief Executive Officer
     Li-Lan Cheng, Chief Financial Officer
     John Huber, Esq., Latham & Watkins LLP, Washington D.C.
     David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong
     Leiming Chen, Simpson Thacher & Bartlett LLP, Hong Kong
     John Wilde, Deloitte Touche Tohmatsu, Shanghai
     John Hung, Deloitte Touche Tohmatsu, Shanghai